UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                           Apex Silver Mines, Limited
                             ----------------------
                                (Name of Issuer)

                                     Common
                      ------------------------------------
                         (Title of Class of Securities)

                                    G04074103
                              --------------------
                                 (CUSIP Number)

                                December 31, 2005
          -------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b) [ ] Rule 13d-1(c) [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                PAGE 1 OF 4 PAGES

--------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       NWQ Investment Management Company, LLC     47-0875103
--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [_]
                                                                         (b) [_]
       N/A
--------------------------------------------------------------------------------
 3     SEC USE ONLY

--------------------------------------------------------------------------------
 4     CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware - U.S.A.
--------------------------------------------------------------------------------
                     5      SOLE VOTING POWER

                            10,120,432*
      NUMBER OF      -----------------------------------------------------------
        SHARES       6      SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY             0
         EACH        -----------------------------------------------------------
      REPORTING      7      SOLE DISPOSITIVE POWER
       PERSON
         WITH               13,796,773*
                     -----------------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
 9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       13,796,773*
--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       N/A
--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       23.4%*
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

       IA
--------------------------------------------------------------------------------
*Reflects the reporting person's ownership as of June 30, 2006, including, respectively, 582,075 and 628,302 shares which may be issued upon conversion of, respectively, 16,659,000 principal amount (sole voting power) and 17,982,000 principal amount (sole dispositive power ) of 2.875% Convertible Senior Subordinated Notes due 2024 of the issuer. As of December 31, 2005, the reporting person had sole voting power of 3,311,103 shares and sole dispositive power of 3,958,468 shares. The aggregate amount of shares beneficially owned by the reporting person as of December 31, 2005 was 3,958,468 (including 636,129 shares which may be issued upon conversion of 18,206,000 principal amount of 2.875% Convertible Senior Subordinated Notes due 2024 of the issuer), or 7.7% of the 50,444,890 outstanding ordinary shares of the issuer as of December 31, 2005 as set forth in the issuer's Form 10-K filed on March 31, 2006.


                                PAGE 2 OF 4 PAGES

              Item 1(a) Name of Issuer:
                        Apex Silver Mines Limited

              Item 1(b) Address of Issuer's Principal Executive Offices:
                        Caledonian House, Mary Street
                        Georgetown, British West Indies
                        Grand Cayman Island

              Item 2(a) Name of Person Filing:
                        NWQ Investment Management Company, LLC

              Item 2(b) Address of the Principal Office or, if none, Residence:
                        2049 Century Park East, 16th Floor
                        Los Angeles, CA  90067

              Item 2(c) Citizenship:
                        Delaware - U.S.A.

              Item 2(d) Title of Class of Securities:
                        Common

              Item 2(e) CUSIP Number:
                        G04074103

              Item 3 If the Statement is being filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                        (e)      [X] An investment advisor in accordance with
                                 section 240.13d-1(b)(1)(ii)(E)

              Item 4    Ownership:
                        (a)  Amount Beneficially Owned:
                             13,796,773*

                        (b)  Percent of Class:
                             23.4%*

                        (c)  Number of shares as to which such person has:

                        (i)  sole power to vote or direct the vote: 10,120,432*

                       (ii)  shared power to vote or direct the vote: 0

                      (iii) sole power to dispose or to direct the disposition of:
                             13,796,773*


                                PAGE 3 OF 4 PAGES

                       (iv) shared power to dispose or to direct the disposition of:
                             0

              Item 5    Ownership of Five Percent or Less of a Class:
                        Not applicable.

              Item 6 Ownership of More than Five Percent on Behalf of Another Person:

                        Securities reported on this Schedule 13G are beneficially owned by clients of NWQ Investment Management Company, which clients may include investment companies registered under the Investment Company Act and/or employee benefit plans, pension funds, endowment funds or other institutional and high net worth clients.

              Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
                        Not applicable.

              Item 8    Identification and Classification of Members of the
                        Group: Not applicable.

              Item 9    Notice of Dissolution of a Group:
                        Not applicable.

              Item 10   Certification:
                        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were were not acquired in connection with or as a participant in any transaction having such purpose or effect.

*Reflects the reporting person's ownership as of June 30, 2006, including, respectively, 582,075 and 628,302 shares which may be issued upon conversion of, respectively, 16,659,000 principal amount (sole voting power) and 17,982,000 principal amount (sole dispositive power ) of 2.875% Convertible Senior Subordinated Notes due 2024 of the issuer. As of December 31, 2005, the reporting person had sole voting power of 3,311,103 shares and sole dispositive power of 3,958,468 shares. The aggregate amount of shares beneficially owned by the reporting person as of December 31, 2005 was 3,958,468 (including 636,129 shares which may be issued upon conversion of 18,206,000 principal amount of 2.875% Convertible Senior Subordinated Notes due 2024 of the issuer), or 7.7% of the 50,444,890 outstanding ordinary shares of the issuer as of December 31, 2005 as set forth in the issuer's Form 10-K filed on March 31, 2006.

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 12, 2006

                                 NWQ Investment Management Company, LLC

                                 By: /S/ Jon D. Bosse
                                 -------------------------------------
                                 Name: Jon D. Bosse
                                 Title: Co-President, Chief Investment Officer


                                PAGE 4 OF 4 PAGES